Exhibit 99.1

Seanergy Maritime Announces Delivery & Immediate Period Employment of
M/V Dukeship

December 2, 2021 - Glyfada, Greece - Seanergy Maritime Holdings Corp. (the “Company” or “Seanergy”) (NASDAQ: SHIP) announced today the delivery of a previously-announced Capesize vessel acquisition, M/V Dukeship (the “Vessel”), and the simultaneous commencement of its time charter (“T/C”) employment. In addition, the Company has successfully closed the previously-announced sustainability-linked loan facility with Piraeus Bank (the “Facility”).

Delivery of the M/V Dukeship

The M/V Dukeship, a 181,500-dwt Capesize bulk carrier, built in 2010 by Sasebo Heavy Industries in Japan, was delivered to Seanergy on November 26, 2021 and has already commenced the T/C with its charterers, NYK, for a term of about 13 to 18 months. The gross daily rate is based at a premium over the Baltic Capesize Index.

Following this delivery, the seventh in 2021 to-date, Seanergy’s fleet has increased to 17 Capesize vessels with an aggregate cargo carrying capacity that exceeds 3 million dwt.

Sustainability-linked loan

The previously-announced sustainability-linked loan was drawn on November 15, 2021. The $16.85 million principal will amortize over a five-year term with a final balloon payment of $6.1 million at maturity and an interest rate of 3.05% plus LIBOR per annum. The pricing can be further improved  based on  certain emission reduction thresholds.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“I am very pleased with the final delivery of our 17th capesize vessel in a great market timing. The Dukeship already commenced its time-charter with a world renowned charterer.

“Our fleet is now 100% under period employment, with the vast majority on index-linked T/Cs.The current Baltic Capesize Index is $37,600 per day.

“Finally, the recent closing of the sustainability-linked loan facility reiterates our solid commitment to our ESG objectives.”

Company fleet:

Vessel Name	Vessel Class	Capacity (DWT)	Year Built	Yard	Scrubber Fitted	Employment	Minimum T/C duration
Patriotship	Capesize	181,709	2010	Imabari	Yes	T/C – fixed rate	1 year
Dukeship	Capesize	181,453	2010	Sasebo	No	T/C Index Linked	13 months
Worldship	Capesize	181,415	2012	Koyo - Imabari	Yes	T/C – fixed rate	1 year
Hellasship	Capesize	181,325	2012	Imabari	No	T/C Index Linked	11 months
Fellowship	Capesize	179,701	2010	Daewoo	No	T/C Index Linked	1 year
Championship	Capesize	179,238	2011	Sungdong SB	Yes	T/C Index Linked	5 years
Partnership	Capesize	179,213	2012	Hyundai	Yes	T/C Index Linked	3 years
Knightship	Capesize	178,978	2010	Hyundai	Yes	T/C Index Linked	3 years
Lordship	Capesize	178,838	2010	Hyundai	Yes	T/C Index Linked	3 years
Goodship	Capesize	177,536	2005	Mitsui	No	T/C Index Linked	9 months
Friendship	Capesize	176,952	2009	Namura	No	T/C Index Linked	17 months
Tradership	Capesize	176,925	2006	Namura	No	T/C Index Linked	11 months
Flagship	Capesize	176,387	2013	Mitsui	No	T/C Index Linked	5 years
Gloriuship	Capesize	171,314	2004	Hyundai	No	T/C Index Linked	10 months
Geniuship	Capesize	170,057	2010	Sungdong SB	No	T/C Index Linked	11 months
Premiership	Capesize	170,024	2010	Sungdong SB	Yes	T/C Index Linked	3 years
Squireship	Capesize	170,018	2010	Sungdong SB	Yes	T/C Index Linked	3 years
Total / Average age		3,011,083	11.7

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. The Company's operating fleet consists of 17 Capesize vessels with an average age of 11.7 years and aggregate cargo carrying capacity of approximately 3,011,083 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”, its Class A warrants under “SHIPW” and its Class B warrants under “SHIPZ”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566